SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 12, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS ANNOUNCES US$15.0 MILLION SHARE REPURCHASE PROGRAM

United States – 11/12/2014, Taiwan – 11/13/2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services, today announced that its Board of Directors has authorized the repurchase of US$15.0 million of the Company’s common stock from the open market. The share repurchase program will be in compliance with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Our latest Board authorized repurchase program reflects our confidence in ChipMOS’s underlying business fundamentals and prospects for growth. The Board and management believe our Company’s common stock represents a compelling value. Further, the repurchase program is consistent with the Company’s capital allocation strategy and our efforts to build shareholder value.”

Shares under the new repurchase program will be repurchased pursuant to a written plan agreed to and entered into between the Company and its broker. The plan specifies the total value of shares of the Company’s common stock that may be repurchased and the prices at which the repurchases may occur, subject to the terms and conditions of the plan and applicable law requirements. Purchases under the plan are subject to certain pricing parameters that depend in part upon market prices that fluctuate. Therefore, there is no guarantee as to the number of shares that may be repurchased under the plan. The repurchased shares will be retired and cancelled.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor testing and assembly services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.